UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-12771

Leidos, Inc.

(Exact name of registrant as specified in its charter)

11951 Freedom Drive, Reston, Virginia 20190

(571) 526-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 4.45% Notes Due 2020

Guarantee of 5.95% Notes Due 2040

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 58 holders of the Guarantee of 4.45% Notes Due 2020 and 37 holders of the Guarantee of 5.95% Notes Due 2040

Pursuant to the requirements of the Securities Exchange Act of 1934 Leidos, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 29, 2016	LEIDOS, INC.

	By:	/s/ Raymond L. Veldman
	Name:	Raymond L. Veldman
	Title:	Deputy General Counsel and Secretary